SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

For the transition period from __________________________ to _______________________

Commission file number	0-16668

A.	Full title of the plan and the address of the plan:

WSFS Financial Corporation
401(k) Savings and Retirement Plan
500 Delaware Avenue
Wilmington, DE 19801

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WSFS Financial Corporation
500 Delaware Avenue
Wilmington, DE 19801

REQUIRED INFORMATION

The audited financial statements required are included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WSFS Financial Corporation

401(k) Savings and Retirement Plan

DATE:	June 27, 2008	/s/Peggy H. Eddens
Peggy H. Eddens
Plan Administrator

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

WSFS Financial Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) as of December 31, 2007 and Schedule of Reportable Transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Philadelphia, Pennsylvania

June 27, 2008

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments (note 3)	$43,092,921	$44,502,471
Loans to participants	717,045	805,359
Total Investments	43,809,966	45,307,830

Receivables:
Employer contribution	170,674	164,319

Total receivables	170,674	164,319
Net assets available for benefits	$43,980,640	$45,472,149

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and dividends	$67,879	$310,487
Net realized and unrealized appreciation in fair value of investments	—	4,134,218
	67,879	4,444,705
Contributions:
Employer	1,704,631	1,437,606
Participants	1,825,409	1,625,160
	3,530,040	3,062,766
Total additions	3,597,919	7,507,471
Deductions:
Net realized and unrealized depreciation in fair value of investments	2,709,631	—
Benefits paid	2,379,797	2,561,868
Total deductions	5,089,428	2,561,868
Net (decrease) increase	(1,491,509)	4,945,603
Net assets available for benefits:
Beginning of year	45,472,149	40,526,546
End of year	$43,980,640	$45,472,149

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist employees (Associates) in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan agreement or the summary plan description for a more complete description of the Plan’s provisions.

(a)	Eligibility

All full- and part-time Associates of WSFS Financial Corporation or its subsidiaries (the Employers) who have completed six months of service as of July 1, 2004 or who will complete six months of service on or after July 1, 2004 are eligible to participate following the completion of six months of continuous employment.

(b)	Contributions

Participants may authorize the Employers to make payroll deductions under the Plan from 0% to 70% of their total compensation, not to exceed $15,500 in 2007. In addition, those participants, who are over age 50 or turning age 50 on or before December 31, 2007, are eligible for an additional catch-up contribution of $5,000 in 2007. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

All contributions made by the Employers on participants’ behalf are also on a pretax basis. The Employer’s contributions comprise the following:

Company Matching Contribution – The Plan includes an employer matching contribution program such that the Employers match 100% of the Associate’s contribution up to 5% of total compensation. The matching contribution is made in cash and is invested in WSFS Financial Corporation common stock. Participants can opt to transfer the WSFS Financial Corporation common stock at any time.

Employer Base Profit Sharing Contribution – The Plan includes a profit sharing program. The contribution for each eligible participant is calculated as a fixed percentage of the participant’s total compensation. The profit sharing contribution is in the form of WSFS Financial Corporation common stock. Participants can opt to transfer the WSFS Financial Corporation common stock at any time. The two types of profit sharing contributions are as follows:

•

Base Contribution – Participants shall be entitled to a base contribution in each calendar quarter in which the Board approves such contributions, based upon the Employers’ performance. It is calculated based on a fixed percentage established at the beginning of the year.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

•

Supplemental Contribution – A Participant shall be entitled to a supplemental contribution at the end of each Plan Year in which the Board approves such contributions, based upon the Employer’s performance.

For the years ended December 31, 2007 and 2006, the Employers made no Supplemental Contributions.

(c)	Participants’ Accounts

Participants’ accounts are credited for their contributions and the Employer’s contribution made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants’ account balances in that fund.

(d)	Vesting

All Associate contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions that are forfeited by participants reduce future Employer contributions. Unallocated forfeitures were $12,752, $90,023 and $58,456 as of December 31, 2007, 2006 and 2005, respectively. Forfeitures used to offset Employer contributions amounted to $122,737, $26,191 and $52,600 for the years ended December 31, 2007, 2006 and 2005, respectively. The table below shows the vesting schedule for the Plan:

Years of service	Vested percentages as amended
0-1	20%
2	40
3	60
4	80
5	100

(e)	Withdrawals

Participants’ accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pretax basis. Withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

1.	Purchase of primary residence of the participant

2.	Preservation of primary residence

3.	Certain medical expenses of a participant or the participant’s dependents

4.	Tuition for the next semester or quarter of postsecondary education of the participant, spouse, or dependents.

(f)	Loan Provision

Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is the prime rate plus 1%. Interest paid on the loan is added to the participant’s account balance. Loans are secured by the participant’s interest in the Plan. To be eligible for a loan, Associates must make Associate Savings Contributions of at least 1% of total compensation. They may only request one new loan or refinancing in any 12-month period.

(g)	Administrative Expenses

Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants.

(h)	Payment of Benefits

Any Participant who separates from service for any reason, including disability, but excluding death benefits, shall be entitled to receive their vested interest in their account balance. This distribution can be in a lump sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a Participant prior to payment of all retirement benefits, the Participant’s vested account balance shall be paid to the Participant’s beneficiary in accordance with the Plan Document.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The method of valuing the Plan’s investments in Collective Investment Funds is based on the fair value of the assets in the funds as reported in the audited financial statements of the funds. The underlying assets of the funds are valued at fair value as stated in their audited financial statements as follows:

•

Investments in securities traded on a national securities exchange or reported on the NASDAQ national market are valued at fair market value using the last reported sales price on the day of valuation.

•	Where no sales price is available, equity securities are valued at the mean of the latest bid and asked prices.

•	Debt securities are valued through valuations obtained by a commercial pricing service or at the mean of the bid and asked prices provided by investment dealers.

•	Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation as reflected on a national securities exchange.

WSFS Financial Corporation common stock is stated at fair value using the quoted market price as of the valuation date. WSFS Financial Corporation common stock is used as the principal source of valuation of the WSFS Common Stock Fund.

Participant loans are valued at their outstanding balances.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Revenue Recognition and Method of Accounting

The Plan records all transactions on an accrual basis. Investment income is recorded as earned.

(e)	Fund Accounting for Income

The mutual funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

(f)	Payment of Benefits

Benefits are recorded when paid.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments

The following represents the fair value of investments that are 5% or more of the Plan’s net assets:

	2007		2006
WSFS Common Stock Fund**	$14,655,552	*	$19,940,221	*
Smith Group Asset Management Fund	5,259,093		4,560,516
Eagle Global Advisors Fund	4,161,832		3,879,740
ABM-AMRO Income Plus Fund	3,886,250		2,938,147
FMT/Vanguard GNMA Fund	2,927,106		2,532,853
NWQ Investment Management, LLC Fund	2,610,934		2,680,747
Washington Capital Management Fund	2,261,436		***
Brandywine Asset Management Fund	***		2,612,002

*Nonparticipant directed.

**Party-in-interest.

***Investment not 5% or more of Plan's net assets for this year.

The plan holds an indirect investment in WSFS Financial Corporation common stock through shares held by the WSFS Common Stock Fund. The WSFS Common Stock Fund represents approximately 34% and 44% of total investments as of December 31, 2007 and 2006, respectively. WSFS Financial Corporation is a bank holding company.

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2007	2006
Collective Investment Funds	$2,011,532	$1,808,081
WSFS Common Stock Fund	(4,721,163)	1,661,156
Mutual funds	—	613,390
Common stock	—	51,591
Total (depreciation) appreciation	$(2,709,631)	$4,134,218

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2007	2006
Net assets:
WSFS Common Stock Fund and employer contribution receivable	$11,382,643	$15,225,951

	Years ended December 31
	2007	2006
Changes in net assets:
Contributions	$1,678,865	$1,344,513
Investment earnings	(3,640,208)	1,352,407
Benefits paid to participants	(614,962)	(714,642)
Transfers to participant-directed investments	(1,267,003)	(1,597,597)
	$(3,843,308)	$384,681

(5)	Income Tax Status

On December 15, 2005, the Plan was amended and restated effective March 28, 2005 and further amended on February 19, 2008. The Plan received a favorable determination letter from the IRS dated May 6, 2005. The Employers believe that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2007. Therefore, no provision for income taxes is included in the Plan’s financial statements.

(6)	Plan Termination

Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Related-Party Transactions

During 2007 and the last six months of 2006, certain plan investments consisted of shares of mutual funds sponsored by First Mercantile Trust and WSFS Financial Corporation common stock. During the first six months of 2006, certain plan investments consisted of shares of mutual funds sponsored by Charles Schwab Trust Company and WSFS Financial Corporation common stock. Investment transactions with First Mercantile Trust, Charles Schwab Trust Company and WSFS Financial Corporation qualify as party-in-interest transactions. Fees incurred for investment management, custodial, and record-keeping services were paid from the plan assets for the year ended December 31, 2007 and 2006.

(8)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Investments	Shares	Fair value

* WSFS Common Stock Fund	1,794,462	$14,655,552
* Collective Investment Funds:
Smith Group Asset Management Fund	314,611	5,259,093
Eagle Global Advisors Fund	203,596	4,161,832
ABM-AMRO Income Plus Fund	322,374	3,886,250
FMT/Vanguard GNMA Fund	251,807	2,927,106
NWQ Investment Management, LLC Fund	196,574	2,610,934
Washington Capital Management Fund	149,746	2,261,436
Brandywine Asset Management Fund	97,238	1,952,420
FMT/iShares Russell Mid-Cap Growth Index ETF Fund	130,564	1,440,861
FMT/Lifestyle Moderate Growth Strategy Fund	49,307	920,957
Reed, Conner and Birdwell, Inc. Fund	63,785	750,848
FMT/Lifestyle Aggressive Growth Strategy Fund	33,576	704,890
FMT/Lifestyle Total Return Strategy Fund	39,039	543,990
FMT/American Funds Growth Fund of America R4 Fund	35,385	460,550
FMT/iShares Russell Mid-Cap Value Index ETF Fund	18,641	207,292
FMT/Lifestyle Conservative Growth Strategy Fund	11,983	183,869
Tradewinds NWQ Global Investors, LLC Fund	10,620	165,041
*Loans to participants (interest rate of prime plus 1%)**		717,045
Total investments		$43,809,966

* Party-in-interest.

** During 2007, the prime rate ranged from 7.25% to 8.25%.

See accompanying report of independent registered public accounting firm.

Schedule 2

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2007

(single transaction or series of transactions in one issue aggregating 5% or more of the market value of plan assets at January 1, 2007)

					Number of	Number of
Name of party and		Sales			purchases and	sales and
description of assets	Purchases	Cost	Proceeds	Gain	issuances	redemptions
Series of transactions:
* WSFS Common Stock Fund	$ 2,820,720	$ 1,897,006	$ 3,384,226	$ 1,487,220	108	160

* Party-in-interest.

See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

WSFS Financial Corporation 401(k) Savings and Retirement Plan:

We consent to the incorporation by reference in the registration statement (no. 333-106561, 333-26099, 333-33713, 333-40032, 333-127225 and 333-146443) on Form S-8 of WSFS Financial Corporation of our report dated June 27, 2008, with respect to the statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the WSFS Financial Corporation 401(k) Savings and Retirement Plan.

/s/KPMG LLP

Philadelphia, Pennsylvania

June 27, 2008